Form 27

                         MATERIAL CHANGE REPORT UNDER
                 SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)


ITEM 1.   REPORTING ISSUER

               The head office and principal office of Teleglobe Inc. is located at 1000 de LaGrauchetiere Street West, Montreal, Quebec, H3B 4X5.

ITEM 2.   DATE OF MATERIAL CHANGE

               The effective date of the material change was June 14, 1998.

ITEM 3.   PRESS RELEASE

               The press release issued pursuant to section 75(1) of the Securities Act (Ontario) was issued on June 14, 1998 at Toronto, Ontario.

ITEM 4.   SUMMARY OF MATERIAL CHANGE

               See press release dated June 14, 1998 attached as Schedule A.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE

          Merger Agreement

               Under the terms of an Agreement and Plan of Merger entered into on June 14, 1998 (the "Merger Agreement"), Teleglobe Inc. ("Teleglobe"), North Merger Sub Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Teleglobe ("Merger Sub") and Excel Communications, Inc., a Delaware corporation ("Excel") have approved, subject to regulatory approvals, the merger of Merger Sub with and into Excel (the "Merger") with Excel to be the surviving corporation in such Merger.

               Under the terms of the Merger Agreement, each outstanding share of common stock, par value $0.001 per share, of Excel issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.885 common share without par value of Teleglobe. As a result, (i) Teleglobe will receive full equity ownership of the outstanding stock of the surviving corporation, (ii) Excel stockholders will own approximately 48.5% of the outstanding common shares of Teleglobe and (iii) Teleglobe shareholders immediately prior to the effective time of the Merger will own approximately 51.5% of the outstanding common shares of Teleglobe subject to the right of BCE Inc. to exercise at closing its option to purchase additional common shares so as to maintain its equity ownership level at 20% in Teleglobe. This transaction is intended to be accounted for as a pooling of interests and will be tax-free for the companies and their shareholders.

               At or prior to the effective time of the Merger, the Board of Directors of Teleglobe will take all necessary action so that the Board of Directors of Teleglobe shall be comprised of an equal number of representatives designated by Teleglobe and Excel, and independent representatives selected jointly by Teleglobe and Excel to serve until the next annual meeting of shareholders of Teleglobe. Following the consummation of the Merger, Mr. Charles Sirois will continue to serve as Chairman and Chief Executive Officer of Teleglobe and Mr. Kenny A. Troutt will become Vice Chairman and President and Chief Operating Officer of Teleglobe while remaining President and Chief Executive Officer of Excel. Paolo Guidi will continue as Chief Executive Officer of Teleglobe Communications Corporation.

               Purpose of the Transaction

               The purpose of the Merger is to combine Teleglobe's intercontinental network with Excel's channels of distribution and U.S. network in order to offer a broad array of new products and services to homes, businesses, carriers and Internet service providers around the world.

               Conditions

               Under the terms of the Merger Agreement, the obligations of the parties to complete the amalgamation are subject to the fulfillment or waiver of various conditions precedent including regulatory approvals having been obtained, such as approvals under applicable communications laws, approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approval under the Competition Act (Canada).

          Consents and Voting Agreements

               Holders representing a majority of outstanding Teleglobe common shares and Excel common stock have consented to the transaction and committed to vote in favour of matters related to the transaction.

          Termination Fee

               The Merger Agreement provides for the payment of a termination fee of US$120 million by one of Teleglobe or Excel to the other under certain circumstances involving the termination of the Merger Agreement.

          Option Agreements

               In connection with the Merger Agreement, each of Teleglobe and Excel has entered into an option agreement, granting to the other, subject to regulatory approvals, the right to acquire, under certain circumstances, up to approximately 19.9% of its outstanding common shares. This option is at a cash purchase price equal to US$27.563 per share of Excel and Cdn$25.812 per share of Teleglobe. The option will become exercisable by Teleglobe or Excel in connection with the termination of the Merger Agreement in circumstances where the termination fee is payable by the other party and in certain other circumstances involving a breach of the Merger Agreement by the other party. The total proceeds which Teleglobe or Excel may receive from these options and the termination fee is limited to US$120 million.

          Commercial Arrangements

               Teleglobe and Excel have agreed that they will immediately pursue commercial arrangements for Excel to sell Teleglobe products and services and for Teleglobe to sell Excel services. Additionally, the companies have agreed to plan the integration of their networks, accelerating the timetable to achieve cost savings.

          Teleglobe

               Teleglobe is recognized as a world leader in the international telecommunications industry. The corporation's global network includes submarine cable and satellite facilities, meeting the global connectivity needs of established and emerging carriers from around the world, as well as those of consumers, multinational corporations, ISP's and broadcasters. Teleglobe also has a 35% interest in ORBCOMM, the world's first commercial low-earth-orbit satellite-based data communications system.

          Excel

               Excel Communications, Inc. is the fifth largest long distance company in the United States. Utilizing a state-of-the-art, facilities-based network, the company offers its subscribers residential and commercial long distance services, dial-around services, calling cards and paging services. Excel markets these products nationwide to residential and commercial customers under the Excel and Telco subsidiaries. Excel has more than 3,000 employees who support the corporate, network management, billing, teleservices and marketing functions of the company.

ITEM 6.   CONFIDENTIAL REPORT

               Not applicable.

ITEM 7.   OMITTED INFORMATION

               No significant facts have been omitted from this report.

ITEM 8.   SENIOR OFFICER

               Andre Bourbonnais, Vice President Legal Affairs and Corporate Secretary, of Teleglobe Inc., is the officer knowledgeable about the details of this material change report.

THE FOREGOING ACCURATELY DISCLOSES THE MATERIAL CHANGE REFERRED TO HEREIN, IN WITNESS WHEREOF THIS REPORT IS EXECUTED AT MONTREAL, THIS 22ND DAY OF JUNE, 1998.

                                    TELEGLOBE INC.
                                    Per: (s) Andre Bourbonnais
                                         ---------------------------
                                    Andre Bourbonnais
                                    Vice President Legal Affairs and
                                    Corporate Secretary

PRESS RELEASE                            FOR IMMEDIATE RELEASE


                  TELEGLOBE AND EXCEL COMMUNICATIONS ANNOUNCE
                         US$7 BILLION MERGER OF EQUALS

    Global communications company targets world-wide residential, business, wholesale and Internet growth opportunities


MONTREAL and DALLAS, June 14, 1998 - Teleglobe Inc. (NYSE, TSE, ME : TGO), a world leader in the intercontinental telecommunications industry, and Excel Communications, Inc. (NYSE : ESI), the fifth-largest long distance carrier in the United States, today announced that the have signed a definitive merger agreement, creating a global, integrated long distance communications company reaching 240 countries and having a combined equity market value (based on June 12, closing prices) of approximately US$7 billion (C$10 billion).

The merger represents a major development in the international communications industry. It combines Teleglobe's extensive intercontinental network - the second-largest in reach in North America and the third-largest in the world - with Excel's unique and effective channels of distribution and US network in order to offer a broad array of new products and services to homes, businesses, carriers and Internet service providers (ISP's) around the world. The potential domestic and international long distance telecommunications market for the combined company in the G-7 countries where Teleglobe is currently licensed to operate - United States, Japan, Germany, France, United Kingdom, Italy and Canada - exceeds US$150 billion and should continue to grow rapidly over the next few years.

Under the terms of the merger agreement, Teleglobe shareholders will retain their shares and each share of Excel Communications, Inc. will be exchanged for 0.885 of share of Teleglobe Inc. common stock, after giving effect to Teleglobe's previously announced two-for-one stock split for its shareholders of record on June 15, 1998. This merger of equals transaction is intended to be accounted for on a "pooling of interests" basis and will be tax-free for the companies and their shareholders. Teleglobe intends to maintain its annual dividend of C$0.34 per share (US$0.24). "This merger unlocks value for shareholders of both companies. Combining Teleglobe's global reach and its portfolio of products and services with Excel's marketing savvy and its proven distribution system is a perfect fit that satisfies each company's greatest strategic needs," commented Charles Sirois, Chairman and CEO of Teleglobe Inc. "By jointing with Kenny Troutt and his colleagues at Excel, Teleglobe has significantly accelerated implementation of its strategy for rapid growth and retail market penetration. With this merger, Teleglobe has reached its target for retail expansion four or five years ahead of schedule and can now move on to more ambitious objectives".

Kenny A. Troutt, Chairman, CEO and President of Excel Communications added:
"This merger is a perfect strategic fit. Excel and Teleglobe are two companies that are highly profitable, complementary, entrepreneurial and growth-oriented. The combination of Teleglobe's global network and licenses with our strong distribution channels will create a global player that can market a host of products, including Internet access, calling cards, pre-paid calling cards and operator services, to residential and commercial customers in the U.S., as well as in an increasing number of other countries as they open their markets to competition."

The boards of directors of both companies have unanimously approved the merger. In addition, holders representing a majority of outstanding Teleglobe shares, including BCE Inc., and a majority of outstanding Excel Communications shares have approved the merger and committed to vote in favor of other related matters. This merger is subject to approvals by US and Canadian authorities as well as other closing conditions. The companies anticipate that the merger will close before the end of the year.

Teleglobe and Excel have entered into certain reciprocal option agreements, each granting to the other company the right to acquire, under certain circumstances, up to 19.9% of its outstanding common shares at a pre-announcement closing price per common share. The options would become exercisable by Teleglobe or Excel in connection with the termination of the merger agreement, under certain circumstances, and other company would be entitled to the benefits derived therefrom. In addition, the merger agreement provides for the payment of a US$120 million termination fee under certain circumstances.

The combined company will be named Teleglobe Inc. and will be headquartered in Montreal. Its global telecommunications operation will remain in McLean
(Va) and Excel's existing operations will continue to be directed from Dallas, Texas. Other principal places of business for the combined company are located in Chantilly (Va), London (UK), Frankfurt (Germany), Paris (France), Tokyo (Japan) and Hong Kong (China).

Merger Benefits

The merger is expected to be accretive to earnings per share of Teleglobe Inc. from its inception, even before taking into account expected revenue enhancements and operating synergies. The management of Teleglobe and Excel have identified the following significant revenue enhancements and operating synergies resulting from the merger:

-- The leveraging of Teleglobe's global network and operating licenses in 18 countries will provide a platform of the geographic expansion of Excel's proven relationship marketing channels into new geographic markets in Europe, Asia, Latin America, Australia and Africa, as well as in Canada;

-- The introduction of Teleglobe's products and services - such as international long distance, operator services, calling cards, Internet connectivity and international business services - to Excel's existing customer base;

-- The integration of Teleglobe's global and Excel's US network to reduce international and US long distance termination fees paid currently by the companies to other networks.

Teleglobe and Excel have agreed that they will immediately pursue commercial arrangements for Excel to sell Teleglobe products and services and for Teleglobe to sell Excel services. Additionally, the companies have agreed to plan for the integration of their networks, accelerating the timetable to achieve cost savings.

The New Teleglobe

The merger will create the fourth-largest telecommunications carrier in the North American long distance market, with approximately 4,800 employees worldwide serving more than 275 carriers worldwide, nearly six million residential customers and approximately 65,000 business customers, including more international ISP's than any other telecommunications company. The combined company will be owned (on a fully-diluted basis) 51.5% by the current shareholders of Teleglobe Inc. and 48.5% by the current shareholders of Excel Communications, Inc., without giving effect to a contractual right of BCE Inc. to purchase additional shares so as to maintain a 20% minimum ownership interest in Teleglobe Inc.

The new company features:

-- Combined equity market value of US$7 billion (C$10 billion), based on closing stock prices prior to announcement;

--   Annual dividend of C$.034 per share (US$0.24);

-- Combined first quarter 1998 annualized revenues of approximately US$3.5 billion (C$5 billion);

-- Combined first quarter 1998 annualized EBITDA of almost US$600 million (C$830 million);

-- Combined first quarter 1998 annualized traffic of approximately 15.7 billion minutes;

-- Licenses to own, operate and/or resell facilities-based networks in 18 countries, including all G-7 countries;

-- One of the world's most extensive Internet backbones, serving 109 ISP's in 71 countries;

--   Over 70 offices in 30 countries by year end;

--   Proven U.S.-based marketing channels poised for international expansion;
     and

-- Listings on New York Stock Exchange, Toronto Stock Exchange and Montreal Exchange.

"This merger is about growth, expansion and opportunities. For employees, the new Teleglobe will open exciting opportunities, as we enter new markets and attract new customers," confirmed Charles Sirois.


Management Structure

Teleglobe will be led by a management team with extensive telecommunications experience and a history of attracting and maintaining customers through the creation of strong sales and marketing relationships. Upon completion of the merger, Charles Sirois will serve as Chairman and Chief Executive Officer of Teleglobe Inc. Kenny Troutt will become Vice Chairman, President and Chief Operating Officer of Teleglobe Inc. and remain Chief Executive Officer of Excel Communications. Paolo Guidi will continue as Chief Executive Officer of Teleglobe Communications Corporation.

The board of directors will be comprised of an equal number of representatives of Teleglobe and Excel, as well as jointly selected members.


Excel Second Quarter Outlook

Excel also announced that it expects EPS for the second quarter of 1998 to be in the US$0.22 to US$0.25 range as a result of lower than expected revenues. This range is above EPS results of US$0.21 for the first quarter of 1998, and is at or slightly below the range of analyst estimates for the second quarter.


Company Descriptions

Teleglobe Inc. is recognized as a world leader in the intercontinental telecommunications industry. The company's global network includes submarine cable and satellite facilities, meeting the global connectivity needs of established and emerging carriers from around the world, as well as those of consumers, multinational corporations, ISP's and broadcasters. Teleglobe also has a 35% interest in ORBCOMM, the world's first commercial low-earth-orbit satellite-based data communications system. Teleglobe Inc.'s home page on the World Wide Web is http://www.teleglobe.com.

Excel Communications, Inc. is the fifth largest long distance company in the United States. Utilizing a state-of-the-art, facilities-based network, the company offers its subscribers residential commercial long distance services, dial-around services, calling cards and paging services. Excel markets these products nationwide to residential and commercial customers under the Excel and Telco subsidiaries. Excel has more than 3,000 employees who support the corporate, network management, billing, teleservices and marketing functions of the company. Excel Communications Inc.'s home page on the World Wide Web is http://www.excel.com.


                                    - 30 -


This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results.


CONTACT:

TELEGLOBE INC.                                  EXCEL COMMUNICATIONS, INC.

Media:  Sylvia Morin                            Media: Kenneth Kracmer
        514-868-7762                                   214-863-8400

Investors: Jacques Deforges                     Investors: Mary Bell
           514-868-7716,                                   214-863-8730
           or Nicole Blanchard
           514-868-8148